UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

(formerly Schering Aktiengesellschaft)

Muellerstrasse 178

13353 Berlin

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

News Release	Bayer AG Communications 51368 Leverkusen Germany www.news.bayer.com

Bayer Schering Pharma AG will terminate registration

with the U.S. SEC

Berlin/Leverkusen – Bayer Schering Pharma AG, Berlin, Germany will terminate its registration with the U.S. Securities and Exchange Commission (SEC). This is a further logical step following the company’s acquisition by the Bayer Group, which now owns more than 96 percent of the stock. The New York Stock Exchange (NYSE) announced in November 2006 the suspension of trading in Schering’s American Depositary Receipts (ADRs) and transferred them to the over-the-counter market. Moreover, the Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 resolved to effect a squeeze-out of the remaining minority stockholders.

Submission of the deregistration application to the SEC means that Bayer Schering Pharma AG will no longer be subject to the specialized regulatory reporting obligations in the United States.

Changes in U.S. securities regulation permit non-U.S. companies that have previously registered their shares with the SEC to terminate registration when average daily trading volume in the United States accounts for 5% or less of worldwide average daily trading volume. This applies to Bayer Schering Pharma AG. Among the reasons why the Board of Management of the Bayer subsidiary decided to terminate the registration was to reduce the workload involved in meeting specific SEC reporting requirements entailed under the Securities Exchange Act of 1934.

Bayer Schering Pharma AG is filing Form 15F with the Securities and Exchange Commission today. Form F15 provides the necessary information to the SEC to effect deregistration. Bayer Schering Pharma AG expects that deregistration will become effective 90 days after the filing of Form 15F. As a result of today’s filing, Bayer Schering Pharma AG will no longer be required to file special annual reports, including the annual report 2006, on Form 20-F with the SEC. Bayer AG’s reporting requirements are unaffected by this application.

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Bayer Schering Pharma AG has not arranged for listing or registration of its ordinary shares and ADRs on any other U.S. national securities exchange or for quotation of these securities in any quotation medium, as defined in Rule 15c2-11 under the Exchange Act. The shares will remain listed on the Frankfurt Stock Exchange and the other German stock exchanges until the completion of the mandatory purchase by the Bayer Group. The Frankfurt Stock Exchange constitutes the primary trading market for the ordinary shares.

The delisting and deregistration do not affect Bayer Schering Pharma’s business strategy in the United States. The company will continue to make English translations of its annual reports, financial statements and other press releases available at its Website at www.schering.de.

Berlin/Leverkusen,	June 4, 2007
SC	(2007-0292-E)

Contact:

Bayer AG:

Christian Hartel, Tel.: +49 214 30 47686,

Email: christian.hartel.ch@bayer-ag.de

Bayer Schering Pharma AG:

Denise Rennmann, Tel.: +49 30 468 12066

Email: denise.rennmann@bayerhealthcare.com

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) has filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory cash compensation offer on November 30, 2006, the time of commencement of the mandatory cash compensation offer. Simultaneously Bayer Schering Pharma AG (formerly Schering AG) has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory cash compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are strongly advised to read the tender offer statement and all other documents regarding the mandatory cash compensation offer that have been filed or will in the future be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) may access these documents free of charge on the website of the SEC (http://www.sec.gov) or on the website http://www.bayer.de.

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This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG (formerly Schering AG) and the decisions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG (formerly Schering AG), and the estimates and intentions described here. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (incl. on Form 20-F). All forward-looking statements are, in each case, based on information available to us as of the date it is made and except as otherwise required by law, we assume no obligation to update any forward-looking statement or to revise it to reflect new or later known information, circumstances or facts.

Important information from Bayer Schering Pharma AG (formerly Schering AG):

Bayer Schering Pharma AG (formerly Schering AG) has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission with respect to the offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly-owned subsidiary of Bayer AG, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH and Bayer Schering Pharma AG (formerly Schering AG). Shareholders of Bayer Schering Pharma AG (formerly Schering AG) and holders of American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are advised to read this solicitation/recommendation statement carefully because it contains important information. Shareholders and holders of American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) may obtain this solicitation/recommendation statement and other filed documents free of charge on the website of the U.S. Securities and Exchange Commission (http://www.sec.gov) and on the website of Bayer Schering Pharma AG (formerly Schering AG) (http://www.schering.de).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(Registrant)
By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

Date: June 4, 2007